Exhibit 99.1

ReneSola Announces Management Changes

Company Appoints Presidents of Asia-Pacific and European Regions;
Senior Vice President Dr. Paul Li Steps Down

JIASHAN, China, January 12, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced that it has appointed Mr. Jijun Shi as president of the European region and Mr. Stephen Huang, the Company’s vice president of wafer sales, as president of the Asia-Pacific region. In addition, Mr. Zhidong Zheng, the Company’s vice president of wafer technology, has been promoted to senior vice president. The Company’s president of JC Solar and senior vice president, Dr. Paul Li, has retired but will remain with the Company in a consulting role until June 30, 2012.

Mr. Xianshou Li, ReneSola’s chief executive officer, commented, “I would first like to thank Paul for his invaluable service over the past five years. He has been a key element of ReneSola’s growth. He helped lead the development of our module business through the acquisition of JC Solar. Moreover, we are pleased to keep Paul as a consultant through the next six months.”

Mr. Li continued, “We are very pleased to appoint new leaders for the European and Asia-Pacific regions. Mr. Shi’s extensive experience with European solar companies should assist us in driving business throughout the region. Mr. Huang, who has been with us for two years, has proven himself an excellent VP and will serve well as president of the Asia-Pacific region. These newly-created positions will help to enhance our sales and marketing capabilities, strengthen our foothold in key regions and drive our solar module business. I would also like to congratulate Mr. Zheng on his promotion to senior vice president. Mr. Zheng’s leadership and industry expertise have led to significant R&D accomplishments, such as our Virtus wafer technology, and we look forward to his increased leadership role within the company.”

Mr. Shi has more than 25 years of managerial experience in Europe including over 10 years of experience in the solar industry. Before joining ReneSola, Mr. Shi served as a senior manager at EGing Photovoltaic Europe GmbH. From 2007 to 2009, he worked as purchasing manager for the Asia-Pacific region at PAIRAN elektronik GmbH. From 2001 to 2007, he worked as manager of China at Hasbach Prüfanlagentechnik GmbH. From 1999 to 2001 and 1998 to 1999, Mr. Shi had managerial roles with Krahn Chemie GmbH and Hasbach Prüfanlagentechnik GmbH, respectively. From 1986 to 1991, he worked for China International Trust and Investment Corporation (CITIC) as an assistant general manager. Mr. Shi received a bachelor’s degree in German from Guangdong University of Foreign Studies, a master’s degree in German from Shanghai Tongji University and a degree in business management from Frankfurt University.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Ltd
Tel:	+86-573-8473-9011
E-mail:	ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
E-mail:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com